Exhibit 99.24

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Anderson Energy Provides Operational Update on Cardium Oil Horizontal Drilling Program

Calgary, Alberta, October 25, 2010—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to provide an operational update on its Cardium oil horizontal drilling program.

CARDIUM OIL HORIZONTAL WELLS

As of October 25, 2010, Anderson Energy has drilled 18 gross (12.0 net) Cardium oil horizontal wells with a 100% success rate, of which 14 gross (9.8 net) wells have been placed on production. The Company’s working interest share of current production from these Cardium wells is estimated to be 1,300 BOED (15% natural gas). In addition, the Company has two gross (1.6 net) Cardium wells producing back completion fluid that are expected to add new oil production by mid November. The Company has two gross (0.6 net) Cardium wells scheduled to be completed this week and one 100% well currently drilling.

Significantly wetter than normal weather in Alberta slowed down drilling, completions and well tie-ins and shut-in some production in the third quarter of 2010. While this resulted in production coming on about a month later than originally forecast, the program was successful and management is pleased with the initial performance of the wells.

Anderson Energy estimates it will drill a total of 21 gross (14.5 net) Cardium horizontal wells in 2010. The distribution by area of Cardium horizontal wells is shown in the table below.

Area	On Production	Producing Back Completion Fluid	Drilled and Completion Scheduled	Total to October 25, 2010	Remaining to be Drilled in 2010
Garrington	6 gross (4.8 net)	2 gross (1.6 net)	—	8 gross (6.4 net)	3 gross (2.5 net)
Pembina East	4 gross (3.9 net)	—	—	4 gross (3.9 net)	—
Willesden Green	1 gross (0.5 net)	—	1 gross (0.4 net)	2 gross (0.9 net)	—
Pembina West	3 gross (0.6 net)	—	1 gross (0.2 net)	4 gross (0.8 net)	—
Total	14 gross (9.8 net)	2 gross (1.6 net)	2 gross (0.6 net)	18 gross (12.0 net)	3 gross (2.5 net)

The Company has three operated wells in Garrington and Pembina East which have more than 30 days of production history. The first 30 day average production rates and in parenthesis the number of frac stages in each well were: 345 BOED (14 fracs), 192 BOED (14 fracs) and 178 BOED (8 fracs). More information on the Company’s Cardium operations and well results are available in the Company’s investor presentation on its website at www.andersonenergy.ca.

The Company’s Cardium horizontal oil prospective land is 94 gross (53.6 net) sections of land. Based on a drilling density of three wells per section, the drilling inventory is potentially 282 gross

(161 net) locations. The Company has advanced 80 gross (48 net) drilling locations which have been drilled or are planning to be drilled in the Garrington, Pembina, Willesden Green and Ferrier areas.

EDMONTON SANDS WELL TIE-INS

The Medicine River compressor upgrade project commenced production on September 30, 2010 with the tie-in of 9 gross (5.8 net) wells. This project was previously delayed due to regulatory issues.

EDMONTON SANDS FARM-IN

The Company announced a 200 well Edmonton Sands farm-in commitment on January 29, 2009. Last winter, the Company drilled 126 wells and was planning to drill the remaining 74 wells by the commitment date of December 31, 2010. The terms of the farm-in agreement have been modified to extend the commitment date to March 31, 2012. With weak natural gas prices, the Company has decided to defer the drilling of the remaining 74 wells past 2010.

CRUDE OIL HEDGE

The Company has entered into fixed price swaps for 1,000 barrels a day of crude oil for December 2010 at a NYMEX crude oil price of Canadian $85.70/bbl and for calendar 2011 at a NYMEX crude oil price of Canadian $88.45/bbl.

OUTLOOK

The Company commenced its Cardium oil horizontal drilling program in the first quarter of 2010 by drilling two wells that were then brought on production in the second quarter. With the significant third and fourth quarter drilling program and the 1,300 BOED of new Cardium oil production coming on stream in late October, the Company has reduced its exposure to natural gas markets. Oil and natural gas liquids revenue is estimated to make up over 50% of total revenue at currently forecast prices in the fourth quarter of 2010. The Company will have a predominantly light oil drilling program in 2011 and has now repositioned itself for oil production growth.

For further information, please contact:

Brian H. Dau

President & Chief Executive Officer

Anderson Energy Ltd.

700, 555 – 4th Avenue S.W.

Calgary, AB T2P 3E7

(403) 262-6307

Website: www.andersonenergy.ca

Email: info@andersonenergy.ca

ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, expected production rates, dates of commencement of production, drilling program success, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, unexpected decline rates in wells, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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